UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Highlights

➢	Record Net Sales and Operating Segment Income for a second quarter

➢	Consolidated Net Sales increased 10.2%, and Operating Segment Income increased 7.9%

➢	Sky Net Sales grew by 7.5% to Ps.2.4 billion on 1.8 million subscribers

➢	Record growth in Cable and Telecom Net Sales by 55% and in Operating Segment Income by 67.5%

➢	Over 38 thousand new telephony customers during the quarter, reaching a total of 237 thousand telephony subscribers

➢	We paid a cash dividend of Ps.5,183 million, Televisa’s largest dividend ever

Consolidated Results

Mexico City, D.F., July 16, 2009—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for second quarter 2009. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS).

The following table sets forth a condensed consolidated statement of income for the three months ended June 30, 2009 and 2008, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing 2009 with 2008:

	2Q 2009	Margin %	2Q 2008	Margin %	Change %
Consolidated net sales	12,676.9	100.0	11,503.6	100.0	10.2
Operating segment income	5,453.3	42.0	5,054.6	42.9	7.9
Consolidated operating income	4,136.5	32.6	4,008.4	34.8	3.2
Consolidated net income	2,146.9	16.9	2,319.0	20.2	(7.4)
Controlling interest net income	1,826.9	14.4	1,840.7	16.0	(0.7)

Consolidated net sales increased 10.2% to Ps.12,676.9 million in second quarter 2009 compared with Ps.11,503.6 million in second quarter 2008. This increase was attributable to revenue growth in our Cable and Telecom, Pay Television Networks, Sky, Programming Exports, Other Businesses, and Television Broadcasting segments.

Consolidated operating income increased 3.2% to Ps.4,136.5 million in second quarter 2009 compared with Ps.4,008.4 million in second quarter 2008. This increase was attributable to higher sales that were partially offset by higher cost of sales, operating expenses, and depreciation and amortization.

Controlling interest net income decreased 0.7% to Ps.1,826.9 million in second quarter 2009 compared with Ps.1,840.7 million in second quarter 2008. The net decrease of Ps.13.8 million reflected primarily a Ps.612 million increase in integral cost of financing and a Ps.31.1 million increase in equity in losses of affiliates, net. These unfavorable variances were offset by i) a Ps.128.1 million increase in operating income; ii) a Ps.317.4 million decrease in other expense, net; iii) a Ps.25.5 million decrease in income taxes; and iv) a Ps.158.3 million decrease in noncontrolling interest net income.

Second-Quarter Results by Business Segment

The following table presents second-quarter results ended June 30, 2009 and 2008, for each of our business segments. Amounts are presented in millions of Mexican pesos.

Net Sales	2Q 2009%		2Q 2008%		Inc. %
Television Broadcasting	5,301.5	40.9	5,290.9	44.9	0.2
Pay Television Networks	698.6	5.4	514.7	4.4	35.7
Programming Exports	638.5	4.9	571.2	4.8	11.8
Publishing	849.0	6.5	927.3	7.9	(8.4)
Sky	2,443.5	18.8	2,272.5	19.3	7.5
Cable and Telecom	2,182.5	16.8	1,408.0	11.9	55.0
Other Businesses[1]	862.5	6.7	810.3	6.8	6.4
Segment Net Sales	12,976.1	100.0	11,794.9	100.0	10.0
Intersegment Operations[2]	(299.2)		(291.3)		(2.7)
Consolidated Net Sales	12,676.9		11,503.6		10.2

Operating Segment Income (Loss)[3]	2Q 2009	Margin %	2Q 2008	Margin %	Inc. %
Television Broadcasting	2,698.1	50.9	2,707.1	51.2	(0.3)
Pay Television Networks	462.5	66.2	329.9	64.1	40.2
Programming Exports	294.3	46.1	265.0	46.4	11.1
Publishing	131.9	15.5	173.7	18.7	(24.1)
Sky	1,142.0	46.7	1,130.6	49.8	1.0
Cable and Telecom	753.6	34.5	450.0	32.0	67.5
Other Businesses[1]	(29.1)	(3.4)	(1.7)	(0.2)	(1,611.8)
Operating Segment Income	5,453.3	42.0	5,054.6	42.9	7.9
Corporate Expenses	(161.7)	(1.2)	(83.4)	(0.7)	(93.9)
Depreciation and Amortization	1,155.1	9.1	962.8	8.4	20.0
Consolidated Operating Income	4,136.5	32.6	4,008.4	34.8	3.2

[1]	Our Publishing Distribution segment is now included under Other Businesses
[2]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[3]	Operating segment income (loss) is defined as operating income (loss) before depreciation, amortization, and corporate expenses.

Television Broadcasting
Second-quarter sales increased 0.2% to Ps.5,301.5 million compared with Ps.5,290.9 million in second quarter 2008. This increase was achieved in spite of the Easter holiday falling in this quarter and was driven by i) the broadcast of certain special events such as Mujeres de Valor and Hazlo por ti; ii) strong ratings in our reality shows; and iii) strong ratings during the transmission of sport events.

Second-quarter operating segment income decreased marginally 0.3% to Ps.2,698.1 million compared with Ps.2,707.1 million in second quarter 2008, and the margin was 50.9%. These results reflect higher cost of sales related mainly to programming acquired in foreign currency that were partially offset by higher sales.

Pay Television Networks
Second-quarter sales increased 35.7% to Ps.698.6 million compared with Ps.514.7 million in second quarter 2008. This increase was attributable to i) higher revenues from channels sold to pay-television systems in Mexico, Latin America and TuTV, our pay-television joint venture with Univision; ii) the positive translation effect of foreign-currency-denominated sales; and iii) higher advertising sales.

Second-quarter operating segment income increased 40.2% to Ps.462.5 million compared with Ps.329.9 million in second quarter 2008, and the margin increased to 66.2%, reflecting higher sales that were partially offset by higher cost of sales and operating expenses

Programming Exports
Second-quarter sales increased 11.8% to Ps.638.5 million compared with Ps.571.2 million in second quarter 2008. This increase was driven primarily by a positive translation effect on foreign-currency-denominated sales amounting to Ps.151.3 million. This was partially offset by i) an 8.6% decrease in royalties from Univision, which amounted to US$36.1 million for the quarter; and ii) lower programming sales to Latin America and Europe. The amount of royalties includes an estimated payment for the month of June because the actual amount has not yet been reported by Univision.

Second-quarter operating segment income increased 11.1% to Ps.294.3 million compared with Ps.265 million in second quarter 2008, and the margin was 46.1%. These results were driven by higher sales that were partially offset by higher cost of sales and operating expenses.

Publishing
Second-quarter sales decreased 8.4% to Ps.849 million compared with Ps.927.3 million in second quarter 2008. These results reflect a decrease in revenues from a lower number of advertising pages sold as well as a decline in magazine circulation in Mexico and abroad. These unfavorable variances were partially compensated by a positive translation effect of foreign-currency-denominated sales amounting to Ps.101.5 million.

Second-quarter operating segment income decreased 24.1% to Ps.131.9 million, compared with Ps.173.7 million in second quarter 2008; the margin was 15.5%. These results were driven by lower sales, which were partially compensated by lower cost of sales and operating expenses.

Sky
Second-quarter sales increased 7.5% to Ps.2,443.5 million compared with Ps.2,272.5 million in second quarter 2008. During the second quarter, Sky faced increased and aggressive competition in Mexico and a slowdown in economic activity. The subscriber base as of June 30, 2009, reached 1,793,388 (including 137,807 commercial subscribers). Sky closed the quarter with 128,879 subscribers in Central America and the Dominican Republic.

Second-quarter operating segment income increased 1% to Ps.1,142 million compared with Ps.1,130.6 million in second quarter 2008, and the margin was 46.7%. These results reflect higher sales that were partially offset by higher cost of sales and operating expenses driven mainly by a negative translation effect on foreign-currency-denominated costs.

Cable and Telecom
Second-quarter sales increased 55% to Ps.2,182.5 million compared with Ps.1,408 million in second quarter 2008. This increase was attributable to i) a 19.4% increase in sales of Cablevisión, driven mainly by a 19.6% increase in revenue generating units (RGUs); and ii) the consolidation of Cablemás starting June 2008, which represented incremental revenue of Ps.642.7 million for second quarter 2009. These favorable variances were partially offset by a marginal decrease in Bestel’s sales by Ps.5 million to Ps.445.5 million.

Second-quarter operating segment income increased 67.5% to Ps.753.6 million compared with Ps.450 million in second quarter 2008, and the margin increased to 34.5%. These results reflect higher sales and the consolidation of Cablemás, which represented incremental operating segment income of Ps.219 million for the quarter. These favorable variances were partially offset by an increase in cost of sales as well as programming expenses, which are denominated mainly in foreign currency. Bestel’s operating segment income increased Ps.19.6 million to Ps.76.2 million, primarily as a result of a reduction in the cost of sales.

The following table sets forth the breakdown of subscribers for each of our three cable and telecom investments, including Cablevisión de Monterrey (“TVI”), which we report under the equity method. We also include operating highlights for Cablevisión and Cablemás stated in millions of Mexican pesos.

2Q 2009	Cablevisión	Cablemás	TVI
Video	605,336	879,923	227,936
Broadband	219,158	250,511	94,797
Telephony	90,111	95,203	52,220
RGUs	914,605	1,225,637	374,953
Revenue	841	897	N.A.
Operating Segment Income	366	311	N.A.
Margin (%)	43.5	34.7	N.A.

Other Businesses
Second-quarter sales increased 6.4% to Ps.862.5 million compared with Ps.810.3 million in second quarter 2008. This increase was attributable to higher sales in our Gaming, Online, and Feature-Film Distribution businesses. These increases were partially offset by lower sales in our Publishing Distribution, Radio and Soccer businesses.

Second-quarter operating segment loss reached Ps.29.1 million compared with Ps.1.7 million in second quarter 2008, reflecting higher cost of sales and operating expenses related mainly to our Gaming and Soccer divisions.

Corporate Expenses
Share-based compensation expense in second quarter 2009 and 2008 amounted to Ps.94.2 million and Ps.26.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period.

Non-Operating Results

Other expense, net
Other expense, net, in second quarter 2009, included primarily provisions for certain non-trade receivables, donations, professional services in connection with certain litigation, and loss on disposition of assets.

Other expense, net, decreased by Ps.317.4 million, or 61%, to Ps.202.7 million for second quarter 2009, compared with Ps.520.1 million for second quarter 2008. This decrease primarily reflected the absence of an impairment adjustment to goodwill recognized in second quarter 2008 related to the operations of our television station in San Diego, California.

Integral cost of financing
The following table sets forth integral cost of financing stated in millions of Mexican pesos for the three months ended June 30, 2009 and 2008.

	2Q 2009	2Q 2008	Increase (decrease)
Interest expense	759.6	504.6	255.0
Interest income	(261.9)	(358.1)	96.2
Foreign exchange loss, net	330.5	69.7	260.8
Integral cost of financing	828.2	216.2	612.0

The net expense attributable to integral cost of financing increased by Ps.612 million, to Ps.828.2 million for second quarter 2009 from Ps.216.2 million for second quarter 2008. This increase reflected primarily i) a Ps.255 million increase in interest expense, due mainly to a higher average principal amount of long-term debt in second quarter 2009; ii) a Ps.96.2 million decrease in interest income explained primarily by a reduction of interest rates applicable to cash equivalents and temporary investments in second quarter 2009; and iii) a Ps.260.8 million increase in foreign-exchange loss resulting mainly from unfavorable variances in foreign-currency derivatives in connection with a 7.2% appreciation of the Mexican peso against the U.S. dollar during the second quarter 2009.

Equity in losses of affiliates, net
Equity in losses of affiliates, net, increased by Ps.31.1 million, or 29.7%, to Ps.135.7 million in second quarter 2009 compared with Ps.104.6 million in second quarter 2008. This increase reflected mostly an increase in equity in loss of La Sexta, our 40.5% interest in a free-to-air television channel in Spain, which was partially offset by a reduction in equity in loss of Volaris, our 25% interest in a low-cost carrier airline.

Income taxes
Income taxes decreased by Ps.25.5 million, or 3%, to Ps.823 million in second quarter 2009 from Ps.848.5 million in second quarter 2008. This decrease reflected principally a lower corporate income tax base.

Noncontrolling interest net income
Noncontrolling interest net income decreased by Ps.158.3 million, or 33.1%, to Ps.320 million in second quarter 2009, from Ps.478.3 million in second quarter 2008. This decrease reflected essentially a lower portion of consolidated net income attributable to noncontrolling interests held by minority equity owners in our Sky segment and minority stockholders in our Cable and Telecom segment.

Other Relevant Information

Capital expenditures and investments
During second-quarter 2009, we invested approximately US$68 million in property, plant and equipment as capital expenditures, including approximately US$37.2 million for our Cable and Telecom segment, US$17.2 million for our Sky segment, US$3.2 million for our Gaming business, and US$10.4 million for our Television Broadcasting segment and other businesses. In addition, we made contributions in connection with our 40.5% interest in La Sexta in the amount of €19.7 million (Ps.360.8 million).

Our investment in property, plant and equipment during the quarter in our Cable and Telecom segment includes approximately US$18.5 million for Cablevisión, US$15.8 million for Cablemás, and US$2.9 million for Bestel.

Capital Contribution in Cablevisión
In June 2009, the stockholders of our consolidated subsidiary Empresas Cablevisión S.A.B. de C.V. made a capital contribution in cash to increase the capital stock of this company in the aggregate amount of Ps.3,699.7 million, of which Ps.1,812.7 million was contributed by the noncontrolling interest.

Debt and satellite transponder lease obligation
In May 2009, we repaid a bank loan at its original maturity in the principal amount of Ps.1,162.5 million.

The following table sets forth our total consolidated debt and satellite transponder lease obligation as of June 30, 2009 and 2008. Amounts are stated in millions of Mexican pesos.

	June 30, 2009	June 30, 2008 [1]	Increase (decrease)
Current portion of long-term debt	542.4	1,173.2	(630.8)
Long-term debt (excluding current portion)	34,861.6	30,841.5	4,020.1
	35,404.0	32,014.7	3,389.3
Current portion of satellite transponder lease obligation	139.9	97.7	42.2
Long-term satellite transponder lease obligation (excluding current portion)	1,044.6	927.5	117.1
	1,184.5	1,025.2	159.3
1 Includes a reclassification of Ps.825.2 million (US$80 million) that has been made to the June 30, 2008 long-term debt balance to conform to the December 31, 2008 presentation. Televisa prepaid this amount in March 2009.

As of June 30, 2009 and 2008, our consolidated net cash position (cash and cash equivalents, temporary investments, and held-to-maturity investments less total debt) was Ps.789.4 million and Ps.2,255.9 million, respectively. Held-to-maturity investments as of June 30, 2009 and 2008, amounted to Ps.1,110.4 million and Ps.1,240.9 million, respectively.

Dividends
On April 30, 2009, our stockholders approved the payment of a dividend of Ps.1.75 per CPO, which was paid in cash in May 2009 in the amount of approximately Ps.5,183 million.

In April 2009, the holding companies of our Sky segment paid a dividend in cash to its equity owners of Ps.2,000 million, of which Ps.826.7 million was paid to minority equity owners.

Shares repurchased and outstanding
During second quarter 2009, we repurchased 0.2 million CPOs in the aggregate amount of Ps.7.4 million; and in April 2009, our stockholders approved the cancellation of 1,421.2 million shares in the form of 12.1 million CPOs, which were repurchased by us in 2008.

As of June 30, 2009 and 2008, our shares outstanding amounted to 329,605 million and 329,633.1 million shares, respectively; and our CPO equivalents outstanding amounted to 2,817.1 million and 2,817.4 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents was calculated by dividing the number of shares by 117.

As of June 30, 2009 and 2008, the GDS (Global Depositary Shares) equivalents outstanding amounted to 563.4 million and 563.5 million GDS equivalents, respectively. The number of GDS equivalents was calculated by dividing the number of CPO equivalents by five.

Television ratings and audience share
National urban ratings and audience share reported by IBOPE confirm that, in second-quarter 2009, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), average audience share amounted to 71.7%; in prime time (16:00 to 23:00, Monday to Sunday), average audience share amounted to 69.4%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), average audience share amounted to 70.1%.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2009, AND DECEMBER 31, 2008
(Millions of Mexican Pesos)

ASSETS		June 30, 2009 (Unaudited)		December 31, 2008 (Audited)
Current:
Cash and cash equivalents	Ps.	29,820.8	Ps.	35,106.1
Temporary investments		5,262.2		6,798.3
		35,083.0		41,904.4

Trade notes and accounts receivable, net		11,760.9		18,199.9
Other accounts and notes receivable, net		4,193.7		2,231.5
Due from affiliated companies		104.0		161.8
Transmission rights and programming		3,901.2		3,343.4
Inventories		1,451.4		1,612.0
Other current assets		1,550.0		1,105.9
Total current assets		58,044.2		68,558.9

Derivative financial instruments		1,543.6		2,316.6
Transmission rights and programming		6,630.2		6,324.8
Investments		3,840.5		3,348.6
Property, plant, and equipment, net		30,371.1		30,798.4
Intangible assets and deferred charges, net		11,324.3		11,433.8
Other assets		67.1		70.7
Total assets	Ps.	111,821.0	Ps.	122,851.8

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2009, AND DECEMBER 31, 2008
(Millions of Mexican Pesos)

LIABILITIES		June 30, 2009 (Unaudited)		December 31, 2008 (Audited)

Current:
Current portion of long-term debt	Ps.	542.4	Ps.	2,283.2
Current portion ot satellite transponder lease obligation		139.9		138.8
Trade accounts payable		6,039.0		6,337.4
Customer deposits and advances		12,616.8		18,098.6
Taxes payable		600.5		830.1
Accrued interest		415.4		439.8
Employee benefits		399.2		200.0
Due to affiliated companies		26.4		88.6
Other accrued liabilities		2,138.3		2,293.8
Total current liabilities		22,917.9		30,710.3
Long-term debt, net of current portion		34,861.6		36,679.9
Derivative financial instruments		592.9		604.6
Satellite transponder lease obligation, net of current portion		1,044.6		1,172.9
Customer deposits and advances, non current		589.4		589.4
Other long-term liabilities		3,048.5		3,225.5
Deferred income taxes		2,233.6		2,265.2
Retirement and termination benefits		393.9		352.4
Total liabilities		65,682.4		75,600.2

STOCKHOLDERS' EQUITY

Capital stock issued, no par value		10,019.9		10,061.0
Additional paid-in capital		4,547.9		4,547.9
		14,567.8		14,608.9
Retained earnings:
Legal reserve		2,135.4		2,135.4
Unappropriated earnings		21,509.1		19,595.3
Controlling interest net income for the period		2,805.0		7,803.7
		26,449.5		29,534.4
Accumulated other comprehensive income, net		2,965.9		3,184.0
Shares repurchased		(4,497.6)		(5,308.4)
		24,917.8		27,410.0
Total controlling interest		39,485.6		42,018.9
Noncontrolling interest		6,653.0		5,232.7
Total stockholders' equity		46,138.6		47,251.6
Total liabilities and stockholders' equity	Ps.	111,821.0	Ps.	122,851.8

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(Millions of Mexican Pesos)

	Three months ended June 30,				Six months ended June 30,
	2009 (Unaudited)		2008 (Unaudited)		2009 (Unaudited)		2008 (Unaudited)

Net sales	Ps.	12,676.9	Ps.	11,503.6	Ps.	24,039.3	Ps.	21,041.7

Cost of sales[1]		5,486.9		4,961.8		11,090.5		9,745.5

Operating expenses:
Selling[1]		999.4		881.9		1,911.7		1,633.6
Administrative[1]		899.0		688.7		1,808.9		1,313.6
Depreciation and amortization		1,155.1		962.8		2,362.2		1,956.1
Operating income		4,136.5		4,008.4		6,866.0		6,392.9
Other expense, net		202.7		520.1		295.4		545.0
Integral cost of financing:
Interest expense		759.6		504.6		1,618.1		1,153.8
Interest income		(261.9)		(358.1)		(608.0)		(781.3)
Foreign exchange loss, net		330.5		69.7		529.6		371.7
		828.2		216.2		1,539.7		744.2
Equity in losses of affiliates, net		135.7		104.6		448.6		289.9
Income before income taxes		2,969.9		3,167.5		4,582.3		4,813.8
Income taxes		823.0		848.5		1,333.2		1,324.7
Consolidated net income		2,146.9		2,319.0		3,249.1		3,489.1
Noncontrolling interest net income		320.0		478.3		444.1		594.8
Controlling interest net income	Ps.	1,826.9	Ps.	1,840.7	Ps.	2,805.0	Ps.	2,894.3

1 Excluding depreciation and amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR SECOND, THIRD, AND FOURTH QUARTERS OF 2008 AND FIRST AND SECOND QUARTERS OF 20091:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2008	Jan	Feb	Mar	Apr	May	Jun	2Q09
Channel 2
Rating	11.9	11.5	11.2	11.4	11.1	11.8	12.4	12.0	11.5	11.5	11.7	11.7	11.9	11.4	11.2	11.4	11.3
Share (%)	33.2	31.7	31.0	31.6	31.2	33.1	34.7	33.2	33.7	32.1	32.4	31.5	32.3	30.9	30.4	31.5	31.0
Total Televisa[2]
Rating	26.1	25.9	25.8	26.4	25.6	25.9	26.2	25.7	24.7	26.0	26.1	26.8	26.3	25.8	25.8	25.5	25.7
Share (%)	73.1	71.78	71.42	73.5	71.8	72.8	73.2	71.4	72.4	72.3	72.4	72.4	71.3	69.8	69.9	70.6	70.1

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2008	Jan	Feb	Mar	Apr	May	Jun	2Q09
Channel 2
Rating	17.4	16.7	16.4	17.1	16.0	17.3	18.5	17.2	16.5	16.9	17.2	17.1	17.6	16.6	16.4	17.0	16.6
Share (%)	35.2	34.0	33.4	34.9	33.4	35.1	37.2	34.0	35.1	34.1	34.1	33.2	34.5	33.7	32.7	34.4	33.6
Total Televisa[2]
Rating	35.9	34.7	34.8	35.6	34.3	35.3	35.6	35.3	33.2	35.2	36.1	36.9	36.1	34.1	34.4	34.5	34.4
Share (%)	72.7	70.7	70.8	72.8	71.5	71.4	71.7	69.8	70.7	71.2	71.4	71.5	70.7	69.3	68.8	70.1	69.4

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2008	Jan	Feb	Mar	Apr	May	Jun	2Q09
Channel 2
Rating	23.0	22.6	22.0	21.9	20.5	20.8	22.4	21.2	19.7	21.8	21.4	21.6	21.0	18.8	19.5	19.7	19.3
Share (%)	40.8	40.2	39.2	39.3	37.3	37.3	39.5	36.7	36.9	38.3	36.2	35.9	35.7	33.9	34.5	35.7	34.7
Total Televisa[2]
Rating	43.0	42.0	41.6	42.0	40.6	41.4	42.3	42.3	38.6	42.0	43.8	44.5	43.1	39.9	39.8	39.9	39.8
Share (%)	76.4	74.5	74.1	75.4	73.9	74.2	74.5	73.3	72.1	73.9	73.9	73.9	73.4	72.1	70.6	72.4	71.7

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 21, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President